UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
February 25, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

PAMODZI GOLD TRANSACTION ON ORKNEY ASSETS BECOMES UNCONDITIONAL
Johannesburg. Monday, 25 February 2008. Harmony Gold Mining Company Limited (Harmony) is pleased to announce that all conditions precedent in respect of the transaction entered into with Pamodzi Gold Limited (Pamodzi Gold) regarding the sale of the Orkney assets have been met. Pamodzi Gold will take full control of the Orkney assets as from 27 February 2008.
Harmony and Pamodzi Gold entered into the transaction in September 2007. The original consideration price would have been settled by a combination of cash, the issue of Pamodzi Gold shares and a secondary consideration, being a net smelter royalty. The increase in capital required for re-capitalization of the assets and the recent operational results have resulted in the consideration price being re-negotiated.
The purchase consideration has been reduced from R550 million to R300 million and will be settled by Pamodzi Gold issuing 30 million shares to Harmony. No cash payment or secondary consideration will be required. As a result, Harmony will hold approximately 32% of Pamodzi Gold’s issued share capital.
“We believe that Pamodzi Gold will be able to extract value from the Orkney assets. By increasing our holding, we will be able to share in the upside of the assets over a longer term, which is line with our existing strategy”, says Graham Briggs, chief executive officer of Harmony.
ends.
Issued by Harmony Gold
Mining Company Limited
25 February 2008
For more details contact:
Graham Briggs
Chief Executive
on +27(0)11 411 2023 or
+27 083 265 0274
or
Amelia Soares
General Manager,
Investor Relations
on +27 11 411 2314 or
+27 (0)82 654 9241
or
Marian van der Walt
Company Secretary
on +27 11 411 2037 or
+27 082 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 25, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer